# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iTeos Therapeutics, Inc., CIK 0001808865
CUSIP: 46565G104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 321 ARSENAL STREET, BLDG 312, FLOOR 3, SUITE 301, WATERTOWN, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 05/13/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001587114

## Reporting persons
- EcoR1 Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 5,730,000; sole dispositive power 0; shared dispositive power 5,730,000; aggregate amount beneficially owned 5,730,000 (14.9% of the class)
  Comment: Percentage calculated based on 38,273,795 shares of Common Stock outstanding on April 22, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- Oleg Nodelman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 5,730,000; sole dispositive power 0; shared dispositive power 5,730,000; aggregate amount beneficially owned 5,730,000 (14.9% of the class)
  Comment: Percentage calculated based on 38,273,795 shares of Common Stock outstanding on April 22, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- EcoR1 Capital Fund Qualified, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,371,661; sole dispositive power 0; shared dispositive power 5,371,661; aggregate amount beneficially owned 5,371,661 (14% of the class)
  Comment: Percentage calculated based on 38,273,795 shares of Common Stock outstanding on April 22, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2025.

## Item 1. Issuer
Name of issuer: iTeos Therapeutics, Inc.
Address of issuer's principal executive offices: 321 Arsenal St, Watertown, MA 02472

## Item 2. Person Filing
Name of person filing:
The reporting persons are:

EcoR1 Capital, LLC, a Delaware limited liability company ("EcoR1")

EcoR1 Capital Fund Qualified, L.P., a Delaware limited partnership ("Qualified Fund")

Oleg Nodelman

Qualified Fund is filing this statement jointly with the other reporting persons, but not as a member of a group, and it expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of Qualified Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13D. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.
Address of principal business office or, if none, residence: 357 Tehama Street #3, San Francisco, CA 94103
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
EcoR1: 5,730,000

Oleg Nodelman: 5,730,000

Qualified Fund: 5,371,661
Percent of class:
EcoR1: 14.9%

Oleg Nodelman: 14.9%

Qualified Fund: 14.0%
Sole power to vote or to direct the vote:
EcoR1: 0

Oleg Nodelman: 0

Qualified Fund: 0
Shared power to vote or to direct the vote:
EcoR1: 5,730,000

Oleg Nodelman: 5,730,000

Qualified Fund: 5,371,661
Sole power to dispose or to direct the disposition:
EcoR1: 0

Oleg Nodelman: 0

Qualified Fund: 0
Shared power to dispose or to direct the disposition:
EcoR1: 5,730,000

Oleg Nodelman: 5,730,000

Qualified Fund: 5,371,661

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: EcoR1 is the general partner and investment adviser of investment funds, including Qualified Fund. Mr. Nodelman is the control person of EcoR1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- EcoR1 Capital, LLC: /s/ Oleg Nodelman, Manager (05/13/2025)
- Oleg Nodelman: /s/ Oleg Nodelman, Reporting person (05/13/2025)
- EcoR1 Capital Fund Qualified, L.P.: /s/ Oleg Nodelman, Manager of the General Partner, EcoR1 Capital, LLC (05/13/2025)